Del Mar Income Partners Ltd.
222 Milwaukee Street, Suite 304
Denver, Colorado 80206

December 23, 2006

Filed via EDGAR (CIK #0001272415)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20547

Re:	Del Mar Income Partners, Ltd. (the "Registrant") Registration Statement on Form S-11 File No. 333-118092

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant above hereby respectfully requests withdrawal of the Registration Statement filed on Form S-11 (Registration No. 333-118092) and all amendments and exhibits thereto (collectively, the “Registration Statement”). No securities were sold by the Company pursuant to the Registration Statement. The offering was conducted on a “minimum-maximum” basis, and required that the Registrant receive subscriptions for a minimum number of shares by December 26, 2006. This minimum was not reached and the Registrant therefore seeks withdrawal of the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Please provide a copy of the response to the Registrant’s request for withdrawal of the Registration Statement to our legal counsel, Robert Bearman of Patton Boggs LLP, by facsimile at (303)894-9239. Please call Robert Bearman with any questions to this request for withdrawal at (303) 894-6169.

Very truly yours,
DEL MAR INCOME PARTNERS, LTD.

By:	/s/ Stephen D. Replin Stephen D. Replin, President

cc:     Robert M. Bearman, Esq.